SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549
                              _____________________

                                 AMENDMENT NO. 3

                                       to

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                           RESTORATION HARDWARE, INC.
                                (Name of Issuer)

                         COMMON STOCK, $.0001 PAR VALUE
                         (Title of Class of Securities)

                                    760981100
                                 (CUSIP Number)

                                  CELIA FELSHER
                      RESERVOIR CAPITAL MANAGEMENT, L.L.C.
                               650 MADISON AVENUE
                                   26TH FLOOR
                            NEW YORK, NEW YORK 10022
                                 (212) 610-9000

                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                November 6, 2001
             (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D
CUSIP  No.  760981100
--------------------------------------------------------------------------------
     (1)     NAME  OF  REPORTING  PERSON
             S.S.  OR  I.R.S.  IDENTIFICATION  NO.  OF  ABOVE  PERSON

             Reservoir  Capital  Management,  L.L.C.
--------------------------------------------------------------------------------
     (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                    (a)  [ ]
                                                    (b)  [x]
--------------------------------------------------------------------------------
     (3)     SEC  USE  ONLY

--------------------------------------------------------------------------------
     (4)     SOURCE  OF  FUNDS  **

                         WC
--------------------------------------------------------------------------------
     (5)     CHECK  BOX  IF  DISCLOSURE  OF  LEGAL  PROCEEDINGS  IS
             REQUIRED  PURSUANT TO ITEMS 2(d) OR 2(e)                  [ ]

--------------------------------------------------------------------------------
     (6)     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION

             Delaware
--------------------------------------------------------------------------------
                         (7)     SOLE  VOTING  POWER

                                 2,513,910
                 ---------------------------------------------------------------
NUMBER  OF               (8)     SHARED  VOTING  POWER
SHARES
BENEFICIALLY                     0
OWNED  BY        ---------------------------------------------------------------
EACH  REPORTING          (9)     SOLE  DISPOSITIVE  POWER
PERSON  WITH
                                 2,513,910
                 ---------------------------------------------------------------
                         (10)    SHARED  DISPOSITIVE  POWER

                                 0
                 ---------------------------------------------------------------

     (11)    AGGREGATE  AMOUNT  BENEFICIALLY  OWNED
             BY  EACH  REPORTING  PERSON

                                 2,513,910
--------------------------------------------------------------------------------
     (12)    CHECK  BOX  IF  THE  AGGREGATE  AMOUNT
             IN  ROW  (11)  EXCLUDES  CERTAIN  SHARES  **                   [ ]
--------------------------------------------------------------------------------

     (13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                 7.0
--------------------------------------------------------------------------------

     (14)    TYPE  OF  REPORTING  PERSON  **
                                 OO
--------------------------------------------------------------------------------

                    **  SEE INSTRUCTIONS BEFORE FILLING OUT!

13D
CUSIP  No.  760981100
--------------------------------------------------------------------------------
     (1)     NAME  OF  REPORTING  PERSON
             S.S.  OR  I.R.S.  IDENTIFICATION  NO.  OF  ABOVE  PERSON

             Reservoir  Capital  Group,  L.L.C.
--------------------------------------------------------------------------------
     (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                    (a)  [ ]
                                                    (b)  [x]
--------------------------------------------------------------------------------
     (3)     SEC  USE  ONLY

--------------------------------------------------------------------------------
     (4)     SOURCE  OF  FUNDS  **

                         WC
--------------------------------------------------------------------------------
     (5)     CHECK  BOX  IF  DISCLOSURE  OF  LEGAL  PROCEEDINGS  IS
             REQUIRED  PURSUANT  TO  ITEMS  2(d)  OR  2(e)               [  ]

--------------------------------------------------------------------------------
     (6)     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION

             Delaware
--------------------------------------------------------------------------------

                         (7)     SOLE  VOTING  POWER

                                 2,513,910
                 ---------------------------------------------------------------

NUMBER  OF               (8)     SHARED  VOTING  POWER
SHARES
BENEFICIALLY                     0
OWNED  BY        ---------------------------------------------------------------
EACH  REPORTING          (9)     SOLE  DISPOSITIVE  POWER
PERSON  WITH
                                 2,513,910
                 ---------------------------------------------------------------
                         (10)    SHARED  DISPOSITIVE  POWER

                                 0
                 ---------------------------------------------------------------

     (11)    AGGREGATE  AMOUNT  BENEFICIALLY  OWNED
             BY  EACH  REPORTING  PERSON

                                 2,513,910
--------------------------------------------------------------------------------
     (12)    CHECK  BOX  IF  THE  AGGREGATE  AMOUNT
             IN  ROW  (11)  EXCLUDES  CERTAIN  SHARES  **                  [  ]
--------------------------------------------------------------------------------
     (13)    PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)

                                 7.0
--------------------------------------------------------------------------------

     (14)    TYPE  OF  REPORTING  PERSON  **
                                 OO
--------------------------------------------------------------------------------
                    **  SEE INSTRUCTIONS BEFORE FILLING OUT!

13D
CUSIP  No.  760981100
--------------------------------------------------------------------------------
     (1)     NAME  OF  REPORTING  PERSON
             S.S.  OR  I.R.S.  IDENTIFICATION  NO.  OF  ABOVE  PERSON

             Reservoir  Capital  Partners,  L.P.
--------------------------------------------------------------------------------
     (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                    (a)  [ ]
                                                    (b)  [x]
--------------------------------------------------------------------------------
     (3)     SEC  USE  ONLY

--------------------------------------------------------------------------------
     (4)     SOURCE  OF  FUNDS  **

                         WC
--------------------------------------------------------------------------------
     (5)     CHECK  BOX  IF  DISCLOSURE  OF  LEGAL  PROCEEDINGS  IS
             REQUIRED  PURSUANT  TO  ITEMS  2(d)  OR  2(e)                  [  ]

--------------------------------------------------------------------------------
     (6)     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION

             Delaware
--------------------------------------------------------------------------------
                         (7)     SOLE  VOTING  POWER

                                 2,149,052
                 ---------------------------------------------------------------
NUMBER  OF               (8)     SHARED  VOTING  POWER
SHARES
BENEFICIALLY                     0
                 ---------------------------------------------------------------
OWNED  BY                (9)     SOLE  DISPOSITIVE  POWER
EACH  REPORTING
PERSON  WITH                     2,149,052
                 ---------------------------------------------------------------
                         (10)    SHARED  DISPOSITIVE  POWER

                                 0
                 ---------------------------------------------------------------

     (11)    AGGREGATE  AMOUNT  BENEFICIALLY  OWNED
             BY  EACH  REPORTING  PERSON

                                 2,149,052
--------------------------------------------------------------------------------
     (12)    CHECK  BOX  IF  THE  AGGREGATE  AMOUNT
             IN  ROW  (11)  EXCLUDES  CERTAIN  SHARES  **                   [  ]
--------------------------------------------------------------------------------
     (13)    PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)

                                 6.0
--------------------------------------------------------------------------------

     (14)    TYPE  OF  REPORTING  PERSON  **
                                 PN
--------------------------------------------------------------------------------
                    **  SEE INSTRUCTIONS BEFORE FILLING OUT!

13D
CUSIP  No.  760981100
--------------------------------------------------------------------------------
     (1)     NAME  OF  REPORTING  PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Reservoir  Capital  Associates,  L.P.
--------------------------------------------------------------------------------
     (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                    (a)  [ ]
                                                    (b)  [x]
--------------------------------------------------------------------------------
     (3)     SEC  USE  ONLY

--------------------------------------------------------------------------------
     (4)     SOURCE  OF  FUNDS  **

                         WC
--------------------------------------------------------------------------------
     (5)     CHECK  BOX  IF  DISCLOSURE  OF  LEGAL  PROCEEDINGS  IS
             REQUIRED  PURSUANT  TO  ITEMS  2(d)  OR  2(e)                  [  ]

--------------------------------------------------------------------------------
     (6)     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION

             Delaware
--------------------------------------------------------------------------------
                         (7)     SOLE  VOTING  POWER

                                 3,538
                 ---------------------------------------------------------------
NUMBER  OF               (8)     SHARED  VOTING  POWER
SHARES
BENEFICIALLY                     0
OWNED  BY        ---------------------------------------------------------------
EACH  REPORTING          (9)     SOLE  DISPOSITIVE  POWER
PERSON  WITH
                                 3,538
                 ---------------------------------------------------------------
                         (10)    SHARED  DISPOSITIVE  POWER

                                 0
                 ---------------------------------------------------------------

     (11)     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED
              BY  EACH  REPORTING  PERSON

                                 3,538
--------------------------------------------------------------------------------
     (12)     CHECK  BOX  IF  THE  AGGREGATE  AMOUNT
              IN  ROW  (11)  EXCLUDES  CERTAIN  SHARES  **                  [  ]

--------------------------------------------------------------------------------
     (13)     PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)

                                 --
--------------------------------------------------------------------------------
(14)     TYPE  OF  REPORTING  PERSON  **
                                 PN
--------------------------------------------------------------------------------
                    **  SEE INSTRUCTIONS BEFORE FILLING OUT!

13D
CUSIP  No.  760981100
--------------------------------------------------------------------------------
     (1)     NAME  OF  REPORTING  PERSON
             S.S.  OR  I.R.S.  IDENTIFICATION  NO.  OF  ABOVE  PERSON

             Reservoir  Capital  Master  Fund,  L.P.
--------------------------------------------------------------------------------
     (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                    (a)  [ ]
                                                    (b)  [x]
--------------------------------------------------------------------------------
     (3)     SEC  USE  ONLY

--------------------------------------------------------------------------------
     (4)     SOURCE  OF  FUNDS  **

                         WC
--------------------------------------------------------------------------------
     (5)     CHECK  BOX  IF  DISCLOSURE  OF  LEGAL  PROCEEDINGS  IS
             REQUIRED  PURSUANT  TO  ITEMS  2(d)  OR  2(e)                  [  ]

--------------------------------------------------------------------------------
     (6)     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION

             Cayman  Islands
--------------------------------------------------------------------------------
                         (7)     SOLE  VOTING  POWER

                                 361,320
                 ---------------------------------------------------------------
NUMBER  OF               (8)     SHARED  VOTING  POWER
SHARES
BENEFICIALLY                     0
OWNED  BY        ---------------------------------------------------------------
EACH  REPORTING          (9)     SOLE  DISPOSITIVE  POWER
PERSON  WITH
                                 361,320
                 ---------------------------------------------------------------
                         (10)    SHARED  DISPOSITIVE  POWER

                                 0
                 ---------------------------------------------------------------

     (11)    AGGREGATE  AMOUNT  BENEFICIALLY  OWNED
             BY  EACH  REPORTING  PERSON

                                 361,320
--------------------------------------------------------------------------------
     (12)    CHECK  BOX  IF  THE  AGGREGATE  AMOUNT
             IN  ROW  (11)  EXCLUDES  CERTAIN  SHARES  **                  [  ]
--------------------------------------------------------------------------------
     (13)    PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)

                                 1.0
--------------------------------------------------------------------------------
     (14)    TYPE  OF  REPORTING  PERSON  **
                                 PN
--------------------------------------------------------------------------------
                    **  SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  INTRODUCTION

     This statement on Schedule 13D (the "Statement") hereby amends the Schedule 13D filed on April 2, 2001 (the "Original 13D") by Reservoir Capital Management, L.L.C., a Delaware limited liability company ("RCM"), Reservoir Capital Group,
L.L.C., a Delaware limited liability company ("RCG"), Reservoir Capital Partners, L.P., a Delaware limited partnership ("RCP"), Reservoir Capital Associates, L.P., a Delaware limited partnership ("RCA") and Reservoir Capital Master Fund, L.P., a limited partnership organized under the laws of the Cayman Islands ("RCMF"), as amended by Amendment No. 1 to Schedule 13D filed on April 19, 2001, and Amendment No. 2 to Schedule 13D filed on September 10, 2001 with respect to the beneficial ownership of shares of common stock, par value $.0001 per share (the "Common Stock"), of Restoration Hardware, Inc., a Delaware corporation.

     In this Statement, each of RCM, RCG, RCP, RCA and RCMF may be referred to as a "Reporting Person," and collectively as the "Reporting Persons." RCP, RCA and RCMF, collectively, may be referred to as the "Reservoir Entities."

     Capitalized terms used and not defined herein have the meanings ascribed to such terms in the Original 13D.

     The Items of the Original 13D, as amended, set forth below are hereby amended and supplemented as follows:

ITEM  3.     SOURCE  AND  AMOUNT  OF  FUNDS  OR  OTHER  CONSIDERATION

     On November 6, 2001, the Reservoir Entities purchased 256,410 shares of the Company's Common Stock for a purchase price of $999,999. The Preferred Stock was purchased pursuant to a Stock Purchase Agreement, dated as of November 6, 2001, by and among the Company, RCP, RCA, RCMF and the other investors named therein (the "November Stock Purchase Agreement"). The Reservoir Entities purchased the Common Stock with working capital.

ITEM  4.     PURPOSE  OF  TRANSACTION.

     The Reservoir Entities purchased the Common Stock for general investment purposes and retain the right to change their investment intent. Subject to market conditions and other factors, the Reservoir Entities may acquire or dispose of securities of the Company from time to time in future open-market, privately negotiated or other transactions.

     Pursuant to the November Stock Purchase Agreement, the Company sold a total of 4,487,178 shares of Common Stock to investors, including the Reservoir Entities, for a purchase price of $3.90 per share or a total consideration of approximately $17.5 million. Pursuant to the November Stock Purchase Agreement, the Company issued and sold Common Stock to the Reservoir Entities as follows:
(i) RCP purchased 219,052 shares of Common Stock for a total purchase price of $854,302.80, (ii) RCA purchased 538 shares of Common Stock for a total purchase price of $2,098.20 and (iii) RCMF purchased 36,820 shares of Common Stock for a total purchase price of $143,598.

     Pursuant to the November Stock Purchase Agreement, the Company agreed to use its reasonable best efforts, by November 21, 2001 (but in no event later than December 6, 2001), (i) to prepare and file with the Securities and Exchange Commission a registration statement for the resale of the Common Stock sold pursuant to the November Stock Purchase Agreement or (ii) to include the Common Stock sold pursuant to the November Stock Purchase Agreement in an existing registration statement on file with the Securities and Exchange Commission. The Company also agreed to use its reasonable best efforts to cause the applicable registration statement to become effective within sixty (60) days after the applicable registration statement is filed or amended with the SEC. Additionally, the Company agreed to keep the registration statement effective until the sooner to occur of (A) the date on which all the shares of Common Stock included in the registration statement have been sold, (B) the date on which purchasers of Common Stock may sell within a three-month period under Rule 144 of the Securities Act of 1933, as amended, in compliance with any applicable volume limitations under Rule 144 all of the shares of Common Stock registered under such registration statement or (C) November 6, 2003.

     The description of the November Stock Purchase Agreement and the transactions contemplated thereby are not intended to be complete, and are qualified throughout by reference to such documents.

     Except as set forth above, the Reporting Persons have no plan or proposal which relates to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM  5.     INTEREST  IN  SECURITIES  OF  THE  ISSUER.

     On November 6, 2001, the Company issued 256,410 shares of its Common Stock to the Reservoir Entities as follows: (i) RCP was issued 219,052 shares of Common Stock, (ii) RCA was issued 538 shares of Common Stock and (iii) RCMF was issued 36,820 shares of Common Stock.

     The revised beneficial ownership figures for the Reporting Persons are reflected on the cover pages of this filing.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Reference is made to Item 4 of this Schedule, which is incorporated by reference herein, for the description of the contracts, arrangements, understandings or relationships among the persons named in Item 2 of this Schedule and between such persons and any person with respect to any securities of the Company.

ITEM  7.     MATERIAL  TO  BE  FILED  AS  EXHIBITS

     1. Stock Purchase Agreement, dated as of November 6, 2001 (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K, filed with the Commission on November 7, 2001).

                                   SIGNATURES

     After reasonable inquiry and to the best knowledge and belief of each of the Reporting Persons, each such person or entity certifies that the information set forth in this Schedule 13D is true, complete and correct and agrees that this statement is filed on behalf of each of them.

Dated:   November 15, 2001

                                   RESERVOIR  CAPITAL  MANAGEMENT,  L.L.C.

                                   By:    /s/  DANIEL  H.  STERN
                                       -----------------------------------------
                                   Name:   Daniel  H.  Stern
                                   Title:  President

                                   RESERVOIR  CAPITAL  GROUP,  L.L.C.

                                   By:    /s/  DANIEL  H.  STERN
                                       -----------------------------------------
                                   Name:   Daniel  H.  Stern
                                   Title:  President

                                   RESERVOIR  CAPITAL  PARTNERS,  L.P.

                                   By:     Reservoir  Capital  Group,  L.L.C.,
                                           General  Partner

                                   By:    /s/  DANIEL  H.  STERN
                                       -----------------------------------------
                                   Name:   Daniel  H.  Stern
                                   Title:  President

                                   RESERVOIR  CAPITAL  ASSOCIATES,  L.L.C.,

                                   By:     Reservoir  Capital  Group,  L.L.C.,
                                           General  Partner

                                   By:    /s/  DANIEL  H.  STERN
                                       -----------------------------------------
                                   Name:   Daniel  H.  Stern
                                   Title:  President

                                   RESERVOIR  CAPITAL  MASTER  FUND,  L.P.

                                   By:     Reservoir  Capital  Group,  L.L.C.,
                                           General  Partner

                                   By:    /s/  DANIEL  H.  STERN
                                       -----------------------------------------
                                   Name:   Daniel  H.  Stern
                                   Title:  President